$7.13bn	31.3% YoY	6.6% YoY	25.4%	16.5% YoY
Large deal signings	Digital CC growth	CC growth	Operating margin	Increase in EPS (₹ terms)

Revenue Growth- Q3 21

	Reported	CC
QoQ growth (%)	6.2	5.3
YoY growth (%)	8.4	6.6

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Reported	CC
Digital	1,761	1,568	1,318	33.6	31.3
Core	1,755	1,744	1,925	(8.8)	(10.3)
Total	**3,516**	**3,312**	**3,243**	**8.4**	**6.6**
Digital Revenues as % of Total Revenues	*50.1*	*47.3*	*40.6*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Reported	CC
Financial services	33.1	32.0	31.5	13.9	12.0
Retail	14.7	14.9	15.3	4.0	2.0
Communication	12.4	12.6	13.0	3.4	0.8
Energy, Utilities, Resources & Services	12.5	12.3	12.8	6.5	4.9
Manufacturing	9.3	9.1	10.3	(1.9)	(4.1)
Hi-Tech	8.2	9.1	7.6	17.6	17.4
Life Sciences	7.1	6.8	6.7	13.2	11.0
Others	2.7	3.2	2.8	5.0	2.7
Total	**100.0**	**100.0**	**100.0**	**8.4**	**6.6**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Reported	CC
North America	61.6	60.7	61.3	8.9	8.8
Europe	24.0	24.3	24.4	6.8	1.3
Rest of the world	11.8	12.0	11.5	10.7	6.1
India	2.6	3.0	2.8	1.7	4.3
Total	**100.0**	**100.0**	**100.0**	**8.4**	**6.6**

Client Data

	Quarter ended		
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Number of Clients			
Active	1,562	1,487	1,384
Added during the period (gross)	139	96	84
Number of million dollar clients*			
1 Million dollar +	761	745	705
10 Million dollar +	246	242	232
50 Million dollar +	60	60	61
100 Million dollar +	29	30	28
Client contribution to revenues			
Top 5 clients	10.8%	11.3%	11.3%
Top 10 clients	18.5%	18.7%	18.9%
Top 25 clients	34.6%	34.2%	34.2%
Repeat business	95.1%	98.0%	97.2%
Days Sales Outstanding*	73	69	73

*Based on LTM (Last twelve *months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Effort			
Onsite	25.2	26.1	27.7
Offshore	74.8	73.9	72.3
Utilization			
Including trainees	82.3	80.6	80.4
Excluding trainees	86.3	83.6	84.4

Employee Metrics

(Nos.)

	Quarter ended		
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Total employees	2,49,312	2,40,208	2,43,454
S/W professionals	2,34,829	2,26,067	2,29,658
Sales & Support	14,483	14,141	13,796
Voluntary Attrition % (Annualized - IT Services)	10.0%	7.8%	15.8%
% of Women Employees	38.3%	37.9%	37.8%
Revenue per Employee - Consolidated (In US $ K)	54.3	53.5	54.4

Cash Flow

In US $ million

	Quarter ended		
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Free cash flow (1)	772	674	671
Consolidated cash and investments (2)	4,538	4,555	3,423

In ₹crore

	Quarter ended		
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Free cash flow (1)	5,683	4,989	4,759
Consolidated cash and investments (2)	33,157	33,601	24,434

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,
(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2020	Dec 31, 2019	Growth % Q3 21 over Q3 20	Sep 30, 2020	Growth % Q3 21 over Q2 21
Revenues	**3,516**	**3,243**	**8.4**	**3,312**	**6.2**
Cost of sales	2,275	2,159	5.4	2,125	7.1
Gross Profit	**1,241**	**1,084**	**14.5**	**1,187**	**4.5**
Operating Expenses:					
Selling and marketing expenses	156	169	(7.7)	153	2.0
Administrative expenses	192	204	(5.9)	194	(1.0)
Total Operating Expenses	**348**	**373**	**(6.7)**	**347**	**0.3**
Operating Profit	**893**	**711**	**25.6**	**840**	**6.4**
Operating Margin %	***25.4***	***21.9***	***3.5***	***25.4***	***0.1***
Other Income, net[1]	77	110	(30.0)	70	10.0
Profit before income taxes	**970**	**821**	**18.1**	**910**	**6.6**
Income tax expense	263	194	35.6	255	3.1
Net Profit (before minority interest)	**707**	**627**	**12.7**	**655**	**7.9**
Net Profit (after minority interest)	**705**	**626**	**12.6**	**653**	**7.9**
Basic EPS ($)	**0.17**	**0.15**	**12.5**	**0.15**	**7.9**
Diluted EPS ($)	**0.17**	**0.15**	**12.4**	**0.15**	**7.8**
Dividend Per Share ($)	**-**	**-**	**-**	**0.16**	**-**

Consolidated statement of Comprehensive Income for nine months ended,
(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2020	Dec 31, 2019	Growth %
Revenues	**9,948**	**9,583**	**3.8**
Cost of sales	6,471	6,420	0.8
Gross Profit	**3,477**	**3,163**	**9.9**
Operating Expenses:			
Selling and marketing expenses	459	502	(8.6)
Administrative expenses	577	612	(5.7)
Total Operating Expenses	**1,036**	**1,114**	**(7.0)**
Operating Profit	**2,441**	**2,049**	**19.1**
Operating Margin %	***24.5***	***21.4***	***3.1***
Other Income, net[1]	203	294	(31.0)
Profit before income taxes	**2,644**	**2,343**	**12.8**
Income tax expense	718	597	20.3
Net Profit (before minority interest)	**1,926**	**1,746**	**10.3**
Net Profit (after minority interest)	**1,916**	**1,741**	**10.1**
Basic EPS ($)	**0.45**	**0.41**	**10.6**
Diluted EPS ($)	**0.45**	**0.41**	**10.6**
Dividend Per Share ($)	**0.16**	**0.11**	**44.1**

[1] Other income includes Finance Cost

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Dec 31, 2020	Dec 31, 2019	Growth % Q3 21 over Q3 20	Sep 30, 2020	Growth % Q3 21 over Q2 21
Revenues	**25,927**	**23,092**	**12.3**	**24,570**	**5.5**
Cost of sales	16,777	15,373	9.1	15,771	6.4
Gross Profit	**9,150**	**7,719**	**18.5**	**8,799**	**4.0**
Operating Expenses:					
Selling and marketing expenses	1,145	1,204	(4.9)	1,136	0.8
Administrative expenses	1,416	1,451	(2.4)	1,435	(1.3)
Total Operating Expenses	**2,561**	**2,655**	**(3.5)**	**2,571**	**(0.4)**
Operating Profit	**6,589**	**5,064**	**30.1**	**6,228**	**5.8**
Operating Margin %	***25.4***	***21.9***	***3.5***	***25.3***	***0.1***
Other Income, net[1]	562	785	(28.4)	522	7.7
Profit before income taxes	**7,151**	**5,849**	**22.3**	**6,750**	**5.9**
Income tax expense	1,936	1,383	40.0	1,892	2.3
Net Profit (before minority interest)	**5,215**	**4,466**	**16.8**	**4,858**	**7.3**
Net Profit (after minority interest)	**5,197**	**4,457**	**16.6**	**4,845**	**7.3**
Basic EPS (₹)	**12.25**	**10.51**	**16.5**	**11.42**	**7.3**
Diluted EPS (₹)	**12.23**	**10.50**	**16.5**	**11.40**	**7.2**
Dividend Per Share (₹)	**-**	**-**	**-**	**12.00**	**-**

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Dec 31, 2020	Dec 31, 2019	Growth %
Revenues	**74,161**	**67,524**	**9.8**
Cost of sales	48,250	45,231	6.7
Gross Profit	**25,911**	**22,293**	**16.2**
Operating Expenses:			
Selling and marketing expenses	3,427	3,539	(3.2)
Administrative expenses	4,302	4,307	(0.1)
Total Operating Expenses	**7,729**	**7,846**	**(1.5)**
Operating Profit	**18,182**	**14,447**	**25.9**
Operating Margin %	***24.5***	***21.4***	***3.1***
Other Income, net[1]	1,512	2,064	(26.7)
Profit before income taxes	**19,694**	**16,511**	**19.3**
Income tax expense	5,349	4,207	27.1
Net Profit (before minority interest)	**14,345**	**12,304**	**16.6**
Net Profit (after minority interest)	**14,275**	**12,273**	**16.3**
Basic EPS (₹)	**33.65**	**28.79**	**16.9**
Diluted EPS (₹)	**33.59**	**28.74**	**16.9**
Dividend Per Share (₹)	**12.00**	**8.00**	**50.0**

[1] Other income includes Finance Cost